

20012781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~66931~~

8-25203

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1821 Burdick Expressway W
(No. and Street)

Minot	ND	58701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Pollard 631-721-3541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, an Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

21860 Bourbank Blvd, Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
APR 28 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Pollard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Financial Services, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

na

Signature

CCO/President

Title


ROBERT J KEGEL
Notary Public - State of New York
NO. 01KE6348040
Qualified in Suffolk County
My Commission Expires Sep 19, 2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Capital Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Financial Services, Inc. (the "Company") as of December 31, 2019 and December 31, 2018, the related statements of operations, changes in stockholders' equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017.
Woodland Hills, California
April 23, 2020

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

		2019		2018
CURRENT ASSETS				
Cash and cash equivalents	$	603,964	$	1,477,848
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2018)		0		1,747,113
Prepaid assets		22,917		1,137
Total current assets	$	626,881	$	3,226,098
PROPERTY AND EQUIPMENT	$	288,083	$	288,083
Less accumulated depreciation		(277,444)		(250,179)
Net property and equipment	$	10,639	$	37,904
OTHER ASSETS				
Severance escrow	$	32,284	$	140,232
Clearing deposits		77,444		115,671
Total other assets	$	109,728	$	255,903
TOTAL ASSETS	$	747,248	$	3,519,905

LIABILITIES AND STOCKHOLDER'S EQUITY

		2019		2018
CURRENT LIABILITIES				
Commissions payable	$	1,249	$	2,046,263
Accounts payable & accrued expenses		403,656		254,432
Settlements Payable		27,248		
Total current liabilities	$	432,153	$	2,300,695
LONG TERM LIABILITES				
Contingent liabilities		63,914		555,000
Total long term liabilities		63,914		555,000
TOTAL LIABILITIES	$	496,067	$	2,855,695
Commitments and contingencies – Note 4 and 7				
STOCKHOLDER'S EQUITY				
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$	5,000	$	5,000
Capital contribution from parent		243,392		243,392
Retained earnings		2,789		415,818
TOTAL STOCKHOLDER'S EQUITY	$	251,181	$	664,210
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	747,248	$	3,519,905

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2019 AND 2018

		2019		2018
INCOME				
Commission and underwriting income	$	6,550,871	$	12,700,497
Advisory fee income		1,162,617		2,117,458
Other income		693,547		185,524
Other fee income		0		64,712
Total income	$	8,407,035	$	15,068,191
EXPENSES				
Commission expense	$	6,328,384	$	12,417,237
Professional fees		640,921		270,183
Settlement payments		520,811		713,858
Advertising, printing and postage		7,442		25,938
Dues, fees, and registrations		97,596		116,812
Compensation and benefits		653,009		1,271,456
Rent		114,767		133,837
Travel		6,416		47,973
Phone		26,097		27,986
Office and computer supplies		13,413		27,045
Depreciation		27,265		37,081
Loss on disposal of assets		–		–
Other expenses		163,069		84,036
Total expenses	$	8,599,190	$	1,5173,442
INCOME OF CONTINUING OPERATIONS	$	(192,155)	$	(105,251)
INCOME TAX (EXPENSE) benefit	$	(3,536)	$	23,874
NET INCOME (LOSS)	$	(195,691)	$	(81,377)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2018	$ 5,000	$ 243,392	672,535	920,927
Net income (Loss)	–	–	(81,376)	(81,376)
Dividends	–	–	(175,341)	(175,341)
Balance, January 1, 2019	$ 5,000	$ 243,392	$ 415,818	$ 664,210
Net income (Loss)	–	–	(195,691)	(195,691)
Dividends	-		(217,338)	(217,338)
Balance, December 31, 2019	$ 5,000	$ 243,392	$ 2,789	$ 251,181

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

		2019		2018
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (Loss)	$	(195,691)	$	(81,377)
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		27,265		37,081
Effects on operating cash flows due to changes in:				
Prepaid assets		(21,780)		10,164
Accounts and commissions receivable		1,747,113		(9,740)
Commissions payable		(2,045,014		16,796
Other liabilities		176,472		(147,907)
Contingent liabilities		(491,086)		555,000
Net cash provided by operating activities	$	(802,721)	$	380,017
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment	$	_	$	(3,293)
Disposal of property and equipment		--		–
Decrease (Increase) in severance escrow		107,948		(14)
Clearing deposit reduction		38,227		59,608
Net cash from investing activities		146,175		56,301
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends		(217,338)		(175,341)
Net cash used by financing activities	$	(217,338)	$	(175,341)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	(873,884)	$	260,977
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,477,848		1,216,871
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	603,964	$	1,477,848
RECONCILIATION OF CASH AND CASH EQUIVALENTS				
Cash	$	603,964	$	1,477,848
Net cash	$	603,964	$	1,477,848
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes		3536		–

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. ("CFS") is a wholly-owned subsidiary of Capital Financial Holdings, Inc. (the "Parent"). CFS is registered with the SEC as an investment advisor and broker-dealer and also with FINRA as a broker-dealer. The Company's primary operations are as a broker dealer on an agency basis for brokerage of customer securities transactions, private placement of securities, sales of variable annuities, distribution of shares of various unaffiliated mutual funds and investment banking activities. The Company also earns investment advisory fees as a registered investment advisor.

Change in Company operations - In the first quarter of 2019, the Company executed a tentative Asset Purchase and Assignment Agreement with another FINRA member broker dealer ("Assignee"), wherein, subject to approval of FINRA and any other securities regulatory authorities, Assignee would be entitled to purchase certain retail customer accounts of the Company. The agreement became effective upon consent of FINRA on July 1, 2019. Pursuant to the terms of the agreement, Assignee paid the Company a total of Three Hundred Thousand Dollars for all retail accounts accepted by Assignee that choose to transfer to Assignee (the transaction proceeds). The transaction proceeds were deposited directly to an escrow account established for the purpose of settlement of customer arbitration claims against the Company. The transfer of consenting retail customer accounts of the Company to the Assignee was largely completed as of December 31, 2019. Neither the Assignee, nor any affiliates, directors, officers or associates of the Assignee have any material relationship with the Company or the Company's Parent, or with any affiliates, directors, officers, or associates of the Company or the Company's Parent. On July 31, 2019 the Company's subsidiary terminated its relationships with all of its associated independent registered representatives and thereby ceased its active retail securities brokerage business. As of August 5, 2019 the Company subsidiary's fully disclosed clearing arrangement with RBC Correspondent Services was mutually concluded. The Company is maintaining its administrative, reporting, accounting and compliance personnel and functions and continues to receive revenue from 12b-1 fees from accounts which did not transfer to the Assignee.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Clearing Deposits – The Company has "Deposit Accounts" with each of its Clearing Firms, as set forth in each of the Clearing Agreements. Upon termination or expiration of these agreements, the Clearing Firms would deliver the balance of these accounts to the Company.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions Revenue - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized ratably over the period received. This amount is included under commissions on the income statement.

Advisory Fee Revenue - These fees are determined based on a percentage of the customer's assets under sponsor management or a flat fee, may be billed monthly or quarterly and recognized ratably over the period earned.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods. Total depreciation expense for 2019 and 2018 was $27,265 and $37,081, respectively.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 26% of the Company's pre-tax book income. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The consolidated federal and state income tax returns of the Parent Company are subject to examination by the IRS, generally for three years after they were filed. The Company has not recorded any liabilities, or interest and penalties, as of December 31, 2019. The income tax expense booked for 2019 in CFS was $3,536.

Severance Escrow – The Company has voluntarily elected to put into place a contingent Severance Benefit Package for its employees. The package has an annual expiration date of August 1st, and can be renewed by the board of CFS. The funds for this package have been placed into an account specifically designated for these funds.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts

covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts.

Accounting Guidance– ASU 2014-09 - In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with early adoption permitted. Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09. The Company adopted the revenue recognition standard as of January 1, 2018. We use a modified retrospective approach, with a cumulative effect adjustment to opening retained earnings. Our implementation efforts include identifying revenues and costs within the scope of the standard, analyzing contracts and reviewing potential changes to our existing revenue recognition accounting policies. The Company evaluates and will report the potential impacts that these revenue recognition standards have on our financial statements, including the incremental costs of obtaining contracts, gross versus net reporting, and additional disclosure requirements. While the Company has not yet identified any material changes in the timing of revenue recognition, its review and implementation is ongoing.

In February 2016, the FASB issued ASU 2016-02, *Leases*. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. Under ASU 2016-02, lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Lessees and lessors may not apply a full retrospective transition approach. While the Company has not yet identified any material changes as a result of of ASU 2016-02.

NOTE 2 – **RULE 4110 (c)(1)**

The Company operates under the provision of FINRA Rule 4410 (c)(1) and, accordingly, the member is restricted from withdrawing equity capital for a period of one year from the date such equity capital is contributed, unless otherwise permitted by FINRA in writing. Subject to the requirements of paragraph (c)(2) of this Rule, this paragraph shall not preclude a member from withdrawing profits earned. On December 28, 2016 the board of the holding company of Capital Financial Services, Inc. approved capital contribution in the amount of $65,000 to be transferred to the Company. The funds are presented on the balance sheet under capital contribution in order to comply with Rule 4410 (c)(1).

NOTE 3 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 4 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $106,896, which was $56,896 in excess of its minimum required net capital of $50,000. The Company's net capital ratio was 5.4 to 1.

NOTE 5 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2019 and 2018 included 12b-1 receivables of $0 and $1,089,598, respectively. The Company's receivables as of December 31, 2019 and 2018 also included investment advisory receivables of $0 and $450,373, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. The Company's commissions payable as of December 31, 2019 and 2018 were $1,249 and $2,046,263 respectively. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company and the commissions payable accrual, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 6 – **RELATED PARTY TRANSACTIONS**

The transactions between Capital Financial Services, Inc. and Capital Financial Holdings, Inc. are summarized below:

	2019	2018

Compensation and benefits paid to Capital Financial Holdings, Inc.	--	--
Capital contribution from Capital Financial Holdings, Inc.	--	--
Dividends paid to Capital Financial Holdings, Inc.	217,338	175,341
Corporate overhead paid to Capital Financial Holdings, Inc.	--	10,849
Rent paid to Capital Financial Holdings, Inc.*	102,000	102,000

* On June 5, 2017 the principal office of CFS moved to 1821 Burdick Expressway W, Minot, ND 58701. On this new space, CFS has a month to month lease agreement with Capital Financial Holdings, Inc. to pay a monthly rent payment of $8,500. This amount became effective in June of 2017 and remains in effect until terminated by either party.

NOTE 7 – **OPERATING LEASES**

The Company's Parent has various leases for office equipment and rent over the next several years through 2023. The total rent expense for office equipment leases was $8,183 and $8,299 for December 31, 2019 and 2018 respectively. For additional information regarding lease agreements of the Company see Note 6 – Related Party Transactions.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2019.

Years ending December 31,	
2019	106,128
2020	106,128
2021	106,128
2022	106,128
2023	106,128
Total minimum future rental payments	$ 530,640

The ASC 842, "Leases" (ASC 842) does not apply to the Company's lease obligation.

NOTE 8 – **LITIGATION**

The Company operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. Issuers of certain alternative products sold by the Company are in Bankruptcy or may have other financial difficulties. As a result of such alleged failings of alternative products and the uncertainty of client recovery from the various product issuers, the Company is subject to multiple FINRA arbitration proceedings by customers. These proceedings include customer suits, investments alleged to be unsuitable, and bankruptcies and other issues brought by claimants. The Company vigorously contests the allegations of the various proceedings and believes that there are multiple meritorious legal and fact based defenses in these matters. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case.

The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated. Collectively these legal proceedings, when resolved are expected to be material to the Company's financial statements. To protect against the currently known legal risks, including suitable expenses for defense and legal advice related to the legal proceedings, existing information and assessments at the time indicated the need to generate provisions for the contingency. For the year ended 12/31/19 a sum of $63,914 has been reported for contingent liabilities, insofar as these can be adequately measured at this stage. The provisions recognized, the contingent liabilities disclosed and the other latent legal risks are partially subject to substantial estimation risks given the complexity of the individual factors and the fact that the independent and exhaustive investigations have not yet been completed. The current individual proceedings evaluated separately are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result from the outcome of these cases; however, results in these cases that are against the interests of the Company could have a severe negative impact on the financial position of the Company. As of December 31, 2019, the Company is a defendant in five on-going suits or arbitrations as discussed above. Two of these arbitrations relate to allegations of unsuitable investments attributed to a single registered representative no longer associated with the Company. The Company expects to vigorously defend itself in these cases.

Note 9 – **COMMITMENTS AND CONTINGENCIES.**

If a contingent liability is probable and the amount of loss that could be sustained is reasonably estimated, the loss is shown on the financial statements by reducing net income and increasing liabilities. The Company is a defendant in [eleven] customer arbitrations through FINRA Arbitration which are legal proceedings considered to be in the normal course of business. Collectively these legal proceedings, when resolved are expected to be material to the Company's financial statements. To protect against the currently known legal risks, including suitable expenses for defense and legal advice related to the legal proceedings, existing information and assessments at the time indicated the need to generate provisions for the contingency. For the year ended 12/31/19 a sum of $63,914 has been reported for contingent liabilities, insofar as these can be adequately measured at this stage. The provisions recognized, the contingent liabilities disclosed and the other latent legal risks are partially subject to substantial estimation risks given the complexity of the individual factors and the fact that the independent and exhaustive investigations have not yet been completed. In evaluating liabilities associated with its various legal proceedings, the Company has accrued $63,914 for probable liabilities associated with these matters for the year ended 12/31/19. Reasonably possible losses for any of the individual legal proceedings which have not been accrued were not material to the Company's consolidated financial statements

NOTE 10 – **FAIR VALUE**

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in

an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2019.

NOTE 11 – **SUBSEQUENT EVENTS**

The Company has evaluated subsequent event through the date the financial statements were available to be issued, and have identified the following events.

Since December 31, 2019, the Company has been named as a Respondent in one additional customer arbitration claim, bring the outstanding customer arbitration claims to six. This claim relates to the same former registered representative and with similar allegations to the arbitration claims described in Note 8.

Subsequent to December 31, 2019, the Company agreed to settle one of the pending arbitrations described in Note 8, the Company's settlement obligation is $27,248 and has been reported on the year ended December 31, 2019 Financial Statements as Settlements Payable.

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
AS OF DECEMBER 31, 2018

SCHEDULE I
STATEMENT OF NET CAPITAL

		2019		2018
NET CAPITAL				
Total stockholders' equity	$	242,546	$	664,210
Less non-allowable assets:				
Prepaid assets		22,917		1,137
Property and equipment		10,639		37,904
Other deductions		32,355		44,401
Other assets		69,739		165,624
Accounts and commissions receivable				27,878
Other				1,035
Net capital	$		$	386,231
AGGREGATE INDEBTEDNESS				
Commissions and fees payable	$		$	2,046,263
Accrued expenses		504,702		64,834
Other liabilities				744,597
Other		74,000		60,000
Total aggregate indebtedness	$	578,702	$	2,540,469
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital requirement (greater of 6 2/3% of aggregate Indebtedness or $50,000)	$	50,000	$	194,380
Ratio: Aggregate indebtedness to net capital		5.4 to 1		7.4 to 1
RECONCILIATION BETWEEN X-17A-5 FOCUS TO AUDIT 2019				
Net capital per 12/31/2019 Focus Report	$	106,896		
Adjustments:				
Settlement and Commission Payables	$	8,636		
Net Capital per 12/31/2019 Audit	$	115,532		
Ratio Aggregate indebtedness to net capital Per 12/31/2019 Audit		4.9 to 1		

SCHEDULE II
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3, (k)(1) and (k)(2)(ii).

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) and (k)(2)(ii) exemptive provisions.



DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Shareholder and Board of Directors
Capital Financial Services, Inc

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Capital Financial Services, Inc (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corp.
We have served as the Company's auditor since 2017.
Woodland Hills, CA
April 23, 2020

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF CAPITAL FINANCIAL HOLDINGS, INC.)
EXEMPTION REPORT DECEMBER 31, 2019

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(1) and (k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company promptly transmits customer funds or securities to its clearing firm. Therefore, a schedule showing the Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

We, as members of management of Capital Financial Services, Inc., (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R §240.15c3-3: (k)(1) and ((k)(2)(ii)) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17C.F.R §240.15c3-3: ((k)(1) and (k)(2)(ii)) (the "exemption provisions") and

(2) we met the identified exemption provisions from January 1, 2019 to December 31, 2019 without exception.



President
Date: 4/23/2020



DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Capital Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Capital Financial Services, Inc. ("the Company") Exemption Report in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1), (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year of 2019, without exception. Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017.
Woodland Hills, California
April 23, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2067*******************MIXED AADC 220
25203 FINRA DEC
CAPITAL FINANCIAL SERVICES INC
1821 BURDICK EXPY W
MINOT, ND 58701-5867

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $3,559

B. Less payment made with SIPC-6 filed (exclude interest) (2,331)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,228

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,228

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of April, 2020.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,407,035
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,952,333
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	82,245
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	6,034,578
2d. SIPC Net Operating Revenues	$2,372,457
2e. General Assessment @ .0015	$3,559

(to page 1, line 2.A.)